March 12, 2009

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 2054

Mail Stop 4561

Re:	JMP Group Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-33448

Dear Mr. Woody:

JMP Group Inc. (the “Company”) is submitting this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2009. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience.

Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 2 in our letter dated February 26, 2009. You state that you apply “percentages or other quantitative metrics to the revenues determined to be attributable to the specific NEO activity.” Please tell us the percentages and quantitative metrics used to determine the potential bonus amount for revenue activity. Provide similar disclosure in future fillings.

Response:

The Company confirms that it will provide disclosure of the percentages and quantitative metrics used to determine the potential bonus amount for revenue activity and it will explain how those measures affected actual awards for the NEO. The Company advises the Staff that the bonus amount for revenue-generating activity is derived by first determining a potential bonus amount for each NEO by applying the following percentages or other quantitative metrics to the revenues determined to be attributable to the specific NEO activity or the specific business units of which each NEO is a part, as stated below:

JMP Group Inc.
600 Montgomery Street	tel 415.835.8900
Suite 1100	fax 415.835.8910
San Francisco, CA 94111	www.jmpg.com

NEO	Potential Bonus Amount based on Business Unit Revenues

Joseph A. Jolson	Seventy percent of net residual asset management fee revenues, after direct expenses and indirect expense allocations, attributable to the funds Mr. Jolson manages.

Craig R. Johnson	Thirty three percent and fifty percent, respectively, of net residual asset management fee revenues, after direct expenses and indirect expense allocations, attributable to the funds Mr. Johnson co-manages.

Thomas B. Kilian	Ten percent of net investment banking revenues, adjusted for certain allocations to other business units, related to investment banking transactions in which Mr. Kilian is involved, subject to revenue attribution rules.

Mark L. Lehmann	Twenty percent of trading commission revenues and fifteen percent of syndicate commission revenues with respect to the institutional investor accounts for which Mr. Lehmann has responsibility, subject to a potential thirty percent holdback. Trading commissions are gross commissions, net of any trading losses with respect to such commissions, attributable to certain institutional investor accounts. Syndicate commissions are selling concessions related to the sale of securities in a public or private offering, attributable to certain institutional investor accounts.

Carter D. Mack	Ten percent of net investment banking revenues, adjusted for certain allocations to other business units, related to investment banking transactions in which Mr. Mack is involved, subject to revenue attribution rules..

As communicated in our prior response, once the potential bonus amount for revenue-generating business activity is determined, the compensation committee uses its discretion to determine an actual bonus amount for business activity as well as bonus amount for senior management activity. When making this determination of the final bonus amount, the compensation committee considers factors such as the overall performance of the company; overall performance of individual business units; information about peer company compensation; accomplishment of strategic goals and amount payable to non-NEO employees in such divisions.

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If you should have any additional questions please contact me directly at 415-835-8905.

Very truly yours,

/s/: Thomas B. Kilian
Thomas B. Kilian
Chief Financial Officer

cc:	Andrew D. Thorpe, Esq., Morrison & Foerster LLP